SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                           RANCON PACIFIC REALTY, L.P.
                            (Name of Subject Company)

                ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
                   ACCELERATED HIGH YIELD INCOME FUND I, L.P.;
                  ACCELERATED HIGH YIELD INCOME FUND II, L.P.;
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.;
                      CAL-KAN, INC.; JDF & ASSOCIATES, LLC;
                                MORAGA GOLD, LLC;
                             ERNEST E. PENNELL; AND
                                   STEVEN GOLD
                                    (Bidders)

                 EXCHANGE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                 PREFERRED UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------


                                 C.E. Patterson
                           MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (925) 631-9100

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                  Amount of
         Valuation*                                 Filing Fee

       $2,786,914.75                                  $557.38


* For purposes of calculating the filing fee only. Assumes the purchase of 140,308 Exchange Units and 424,257 Preferred Units at a purchase price equal to $5.50 per Exchange Unit and $4.75 per Preferred Unit in cash.

         [ ] Check box if any part of the fee is offset  as  provided  by Rule
             0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                  14D-1                     Page 2 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.


2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                      WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INCOME FUND I, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

             Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 4 of ___ Pages


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INCOME FUND II, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

             Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 5 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                     14D-1                  Page 6 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             STEVEN GOLD

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

                     IN

CUSIP NO.   None                      14D-1                 Page 7 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                      14D-1                 Page 8 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MACKENZIE SPECIFIED INCOME FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                Page 9 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                           --

9.           Percent of Class Represented by Amount in Row (7)             0%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                Page 10 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             CAL-KAN, INC.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             Kansas

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     CO

CUSIP NO.   None                     14D-1                 Page 11 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             JDF & ASSOCIATES, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

             Texas

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                     14D-1                 Page 12 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             MORAGA GOLD, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.           Citizenship or Place of Organization

             California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                          --

9.           Percent of Class Represented by Amount in Row (7)             0%


10.          Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                     14D-1                  Page 13 of ___ Pages



1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ERNEST E. PENNELL

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5.           Check if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                            --

9.           Percent of Class Represented by Amount in Row (7)              0%


10.          Type of Reporting Person (See Instructions)

                     IN

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Exchange Units of limited partnership interest (the "Exchange Units") and Preferred Units of limited partnership interest (the "Preferred Units") in Rancon Realty, L.P, a California limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708. The Exchange Units and Preferred Units are collectively referred to as the "Units".

     (b)  This  Schedule   relates  to  the  offer  by  Accelerated  High  Yield
Institutional Fund, L.P.; Accelerated High Yield Income Fund I, L.P.; Accelerated High Yield Income Fund II, L.P.; MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; MacKenzie Specified Income Fund, L.P.; Previously Owned Partnerships Income Fund, L.P.; Cal-Kan, Inc.; JDF & Associates, LLC; Moraga Gold, LLC; Ernest E. Pennell and Steven Gold (collectively the "Purchasers") to purchase up to 140,308 Exchange Units and 424,257 Preferred Units at a purchase price equal to $5.50 per Exchange Unit and $4.75 per Preferred Unit, less the amount of any distributions declared or made with respect to the Units between June 10, 1998 (the "Offer Date") and July 15, 1998 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 701,543 Exchange Units and 2,121,285 Preferred Units issued and outstanding as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated June 10, 1998

             (a)(2)  Letter of Transmittal (Exchange Units).

             (a)(3)  Letter of Transmittal (Preferred Units).

             (a)(4)  Form of Letter to Unitholders dated June 10, 1998

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       June 10, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President


MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                         C. E. Patterson,  President

CAL-KAN, INC.

By:          /s/ C. E. Patterson
                 C. E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                     C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                     Steven Gold

JDF & ASSOCIATES, LLC

By: /s/ J. David Frantz
        J. David Frantz, Manager


/s/ Steven Gold
    Steven Gold

/s/ Ernest E. Pennell
    Ernest E. Pennell

                                  EXHIBIT INDEX


Exhibit              Description                                        Page

(a)(1)       Offer to Purchase dated June 10, 1998

(a)(2)       Letter of Transmittal (Exchange Units)

(a)(3)       Letter of Transmittal (Preferred Units)

(a)(4)       Form of Letter to Unitholders dated June 10, 1998